

May 2, 2012

Via E-mail
Kenneth Klipper
Chief Financial Officer
The First Marblehead Corporation
The Prudential Tower
800 Boylston Street, 34th Floor
Boston, MA 02199

> **Re:** **The First Marblehead Corporation**
> **Form 10-K for the Fiscal Year ended June 30, 2011**
> **Filed September 8, 2011**
> **Form 10-Q for the Quarter ended December 31, 2011**
> **Filed February 9, 2012**
> **File No. 001-31825**

Dear Mr. Klipper:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

June 30, 2011 Form 10-K

Notes to Consolidated Financial Statements

Note (3) Corrections of Immaterial Errors in Prior Fiscal Years, page 110

1. Please provide us with the materiality analysis supporting your conclusion that the errors were not material to prior period financial statements taken as a whole.

December 31, 2011 Form 10-Q

Goodwill & Intangible Assets, page 21

2. We note your disclosure regarding your goodwill impairment methodology on page 71 of your 2011 Form 10-K and the fact that you did not record any goodwill impairment through December 31, 2011. We also note significant losses in the Education Financing segment in fiscal year 2011 and through December 31, 2011. Please tell us in detail and revise future filings to:

    a. Clarify if you test for goodwill impairment at the operating segment level or one level below the operating segment;

    b. Disclose the percentage by which fair value exceeded carrying value as of the date of the most recent test;

    c. Provide a more detailed description of the methods and key assumptions used to assess for goodwill impairment and how the key assumptions were determined;

    d. Provide a more detailed discussion of the degree of uncertainty associated with the key assumptions; and

    e. Provide a description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Note (6) Education Loans Held to Maturity and the Related Allowance for Loan Losses

(c) Credit Quality of Education Loans – Forbearance, page 47

3. You disclose that in light of the length of the term of the typical education loan, you do not view the temporary reprieve granted to borrowers under basic forbearance, hardship forbearance or alternative payment plans to be significant. Please address the following:

    a. Please confirm that you believe the forbearance programs result in a delay in payment that is insignificant and revise future filings accordingly.

    b. Please provide us an analysis with the relevant facts and circumstances that supports your conclusion that the delay in payment is insignificant.

Item 1. Legal Proceedings - Massachusetts Appellate Tax Board Matters, page 62

4. You disclose that on November 9, 2011, the ATB issued an order which resulted in your recognizing an income tax benefit of $12.5 million. You also disclose that you expect the

ATB to issue an opinion related to the same matter within six months. Please tell us in detail and revise future filings to explain the difference between an order and an opinion, why the opinion is relevant, and describe any potential impact to your financial results or liquidity from the opinion other than any potential appeals.

5. You disclose that if you are unsuccessful in an appeal of the Order, you could be required to make additional tax payments for GATE's taxable years ended June 30, 2008 and 2009, which could materially adversely affect your liquidity position. Considering this matter and all other legal matters, please tell us and revise your disclosure in future filings to disclose:

   a. the amount or range of reasonably possible losses in addition to amounts accrued, or

   b. that reasonably possible losses cannot be estimated, or

   c. that any reasonably possible losses in addition to amounts accrued is not material to the financial statements.

   Refer to ASC 450-20-50 for guidance.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Michael Volley at 202-551-3437 or me at 202-551-3423 with any questions.

Sincerely,

/s/ Amit Pande

Amit Pande
Accounting Branch Chief